

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2012

Robert A. Kuehl
Chief Financial Officer
Royal Bancshares of Pennsylvania, Inc.
732 Montgomery Avenue,
Narberth, PA 19702

> **Re:** **Royal Bancshares of Pennsylvania, Inc.**
> **Form 10-K**
> **Filed March 31, 2012**
> **Amended April 8, 2012**
> **File No. 000-26366**

Dear Mr. Kuehl:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 18

Our business may be impacted by the existence of the agreement…, page 18

1. Revise this risk factor, beginning with your next 10-Q, to clarify your status with regard to the increased capital ratios that you must meet, including your status with regard to each ratio as of the end of the relevant period.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

2. Since Royal Bancshares of Pennsylvania continues to have elevated levels of problem assets, and continues to generate net-losses, consider providing investors with

management's views of the factors that have affected your results and are likely to affect results in coming periods in your future filings, beginning with your next 10Q. For instance, are there specific economic trends in your market area, or particular types of loans that have disproportionately affected your results? Are there particular reasons that management believes that results will continue in the current pattern, or might change over time? We also note that your net interest income and your average assets have declined in each of the last three years as a result of deleveraging your balance sheet. Please refer to Item 303(a) for Regulation S-K and Release No. 33-8350.

3. In future filings please provide management's view of the impact of your regulatory agreements, including any actions that management has taken or expects to take in order to meet the requirements set by your regulators and the impact of those actions on your assets, liabilities and earnings.

Consolidated Financial Statements

Note 13 – Legal Contingencies, page 111

4. We note your disclosures related to the DOJ investigation since March 4, 2009 into CSC and RTL, two of your consolidated subsidiaries engaged in the tax lien business. We further note your disclosure that the former President of CSC and RTL entered into a plea of guilty on February 23, 2012, and that it was possible that the outcome of the investigation could result in fines and penalties being assessed against both CSC and RTL. We also note your disclosure on page 112 that as of the date of the filing, you could not reasonably estimate the possible loss or range of loss. Please supplementally explain to us:

- the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure; and
- what specific factors caused the inability to estimate the possible loss or range of loss at December 31, 2011. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

5. We further note on page 29 of your Form 10-Q for the quarter ended March 31, 2012, your disclosure that "Based on recent developments, however, including discussions with the DOJ and in light of the plea entered by the former President of CSC and RTL, the Company now believes that the outcome of the investigation will result in fines and penalties being assessed against both CSC and RTL." We also note that you accrued $1.6 million for the period ended March 31, 2012 as a reasonable estimate for a loss contingency relating to the DOJ investigation. Please address the following in this regard:

- Given that the annual 2011 financial statements were issued on March 30, 2012, please tell us how you considered the guidance in ASC 450-20-25 in concluding that an accrual for a loss contingency was not required at December 31, 2011;
- Tell us what specific factors caused you to accrue $1.6 million during the period ended March 31, 2012 which were not known to you at the issuance date of your annual 2011 financial statements;
- With respect to various litigation matters at March 31, 2012, we note you state that you cannot estimate the reasonably possible loss, or additional loss, or range of loss as of the date of the filing. Please tell us the specific factors that caused the inability to estimate the possible loss or range of loss beyond the $1.6 million accrued as of March 31, 2012.

Note 15 – Regulatory Capital Requirements, page 113

6. We note your disclosure that you have a disagreement with the FDIC regarding how income from Royal Bank's tax lien business should be recognized on Consolidated Reports of Condition and Income (the "Call Report"). We also note disclosure on page 114 that states your current accrual method is in accordance with U.S. GAAP. So that we may better understand your accounting please tell us:
    - How a typical tax lien transaction takes place from purchase through disposition of acquired property including how income is generated and reported on an accrual basis;
    - The composition of your tax lien portfolio as of December 31, 2011 and 2010;
    - Your income recognition policy related to the various components of your tax lien business;
    - The authoritative guidance you relied upon to conclude that your income recognition is in accordance with U.S. GAAP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Gottlieb, Staff Attorney at (202) 551-3416 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel